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                         [LOGO - HARVEST ENERGY TRUST]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                                 (HTE.UN - TSX)

            HARVEST ENERGY TRUST ANNOUNCES PROPERTY ACQUISITION, UNIT
             DISTRIBUTION INCREASE, HEDGING UPDATE AND NYSE LISTING

CALGARY, JUNE 24, 2005 (TSX: HTE.UN) - Harvest Energy Trust ("Harvest") is pleased to announce the following:

    o Harvest has entered into a definitive agreement to purchase 5,200 barrels of oil per day (bopd) of production in Western Canada for Cdn$260 million before adjustments;

    o The Board of Directors of Harvest Operations Corp. ("Harvest Operations") has authorized an increase in monthly cash distributions to $0.25 per trust unit commencing with the July distribution payable in August;

    o Harvest has entered into hedges which will eliminate the variability of heavy oil differentials on prices received for 10,000 bopd of our heavy oil production; and,

    o    Harvest is pursuing a listing on the New York Stock Exchange (NYSE).

ACQUISITION

The purchase will be effective as of April 1, 2005 and is anticipated to close on August 2, 2005 for net proceeds of approximately $240 million. The following outlines the highlights of the acquisition and benefits to Harvest stakeholders:

    o High quality property with a significant original oil in place (OOIP) accumulation, consistent with Harvest's targeted acquisition strategy;

    o    5,200 bopd of medium gravity oil (24(degree) API);

    o 19.8 million barrels of oil equivalent (MMBoe) of proved plus probable (P+P) reserves (6% natural gas) (17.2 MMBoe after royalties) as determined by independent petroleum engineers;

    o Favourable acquisition parameters of $46,200 per bopd of current production, $13.15 per barrel of oil equivalent (boe) of P+P reserves;

    o Recycle ratio of 2.8 times based on the independent engineering assessment. Recycle ratio measures return on investment and is the ratio of the netback received from production divided by the acquisition cost per boe;

    o Reserve life index (RLI) of 10.4 years, bringing Harvest's overall RLI to approximately 8.4 years;

    o    Area operating costs for 2005 estimated to be $7.75 per barrel;

    o    100% working interest and operated;

    o Significant inventory of property enhancement projects including infill drilling, fluid handling optimization and future natural gas oriented exploration and development opportunities;

    o    Approximately 57,000 net undeveloped acres of land; and,

    o On a pro forma basis, Harvest's total production will be approximately 40,000 boepd.

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PRESS RELEASE                                                      JUNE 24, 2005
HARVEST ENERGY TRUST                PAGE 2 OF 3


RESERVES:

The table below summarizes the acquired reserves (gross and net of royalties) as at April 1, 2005. The reserves were evaluated by Sproule Associates Ltd. ("Sproule") in accordance with National Instrument 51-101.

                                     OIL (MBBL)   NATURAL GAS (MMCF)    MBOE
                                     ----------   ------------------   ------
Gross of Royalties
         Proved Producing              12,893            6,512         13,979
         Total Proved                  15,335            6,512         16,420
         Proved plus Probable          18,518            7,566         19,779
Net of Royalties
         Proved Producing              11,354            5,464         12,264
         Total Proved                  13,435            5,464         14,346
         Proved plus Probable          16,143            6,346         17,200

The property is situated in northern B.C. Original oil in place (OOIP) is estimated to be approximately 180 MMbbl with cumulative recoveries to date of 5.6%. Development to date has consisted of multiple-leg horizontal producing and injection wells and potential exists for additional infill wells. Pressure support is provided by a natural gas cap, which the independent engineering assumes will start to be produced in 2016. 74 drilling locations have been identified, but will be subject to further analysis and economic evaluation.

Following from this acquisition, Harvest has approved a revised capital budget for 2005 of $110 million.

Harvest is in the process of renewing its existing credit facility and anticipates an increase in the capacity of this facility to $400 million following this acquisition. This will provide sufficient funding capacity to close this acquisition in August.

HEDGING UPDATE

Harvest has further executed on its risk management strategy by entering into hedge contracts which significantly remove price uncertainty from Harvest's sales of medium and heavy crude oil.

These hedges effectively fix the percentage discount from light oil prices received by Harvest on the sale of 10,000 bopd of its medium and heavy gravity crude. Heavy and medium crude sells at a discount to West Texas Intermediate
(WTI), the light oil price benchmark. The differential between WTI and heavy oil prices fluctuates as a percentage of WTI. Over the past seven years, the differentials between Lloydminster heavy (LLB) and Bow River (BR) crude streams to WTI have averaged approximately 31% and 27%, respectively. However, over the past five months, these differentials have widened considerably, ranging to as high as 46% and averaging approximately 41%. These differentials have negatively impacted the realized price of these grades of crude oil relative to light oil prices and have created additional uncertainty over the net price received for a portion of Harvest's production.

These hedge contracts fix the price differential on a portion of Harvest's medium and heavy oil production as follows:

5,000 bopd 29.8% WTI to LLB differential July 2005 through December 2006

5,000 bopd 27.5% WTI to BR differential July 2005 through June 2006

By fixing the price differential between LLB, BR and WTI, Harvest has removed the uncertainty caused by potentially widening price differentials for medium and heavy grades of crude and thereby increased the degree to which Harvest will participate in potential future upward WTI price movements. In addition, this differential is less than the historical average and significantly less than what we have experienced in the last two quarters.

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PRESS RELEASE                                                      JUNE 24, 2005
HARVEST ENERGY TRUST                PAGE 3 OF 3


UNIT DISTRIBUTION INCREASE

After considering the accretive property acquisition announced today, the significant extent to which Harvest has mitigated the possible impact of downward movements in commodity prices with its hedging program, and the current low ratio of distributions to funds flow from operations (payout ratio), the Board of Harvest Operations has approved an increase in monthly distributions to $0.25 per trust unit commencing with the July distribution. The first increased cash distribution will be paid August 15, 2005 to unitholders of record on July 29, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on July 27, 2005. This distribution amount represents Distributable Cash earned in the month of July 2005. Harvest believes that following this distribution increase and completion of the acquisition, its payout ratio will be between 50 to 55%, among the lowest of all Canadian public energy trusts.

NYSE LISTING

Harvest is seeking approval from the NYSE to list its trust units and anticipates being listed before the end of July 2005. As Harvest is currently a registrant with the U.S. Securities and Exchange Commission, this will not increase our existing reporting obligations. We believe a listing on the NYSE will result in improved liquidity for all unitholders as well as greater access to the U.S. capital markets.

SUMMARY

The acquisition and the incremental hedging transactions are evidence of the continued execution of our business strategy, whereby everything we do is focused on maintaining or increasing our distributions. The increase in monthly distributions is a natural outcome of this strategy and we will continue to strive to provide stable distributions with upside potential that our unitholders have experienced to date.


Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:
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        JACOB ROORDA
         President                 CORPORATE HEAD OFFICE:
                                   Harvest Energy Trust
---------------------------------  2100, 330 - 5th Avenue S.W.
         DAVID RAIN                Calgary, AB   Canada   T2P 0L4
    Vice President & CFO
                                   PHONE: (403) 265-1178
---------------------------------  TOLL FREE: (866) 666-1178
          CINDY GRAY               Fax: (403) 265-3490
     Investor Relations &          EMAIL:   INFORMATION@HARVESTENERGY.CA
    Communications Advisor         WEBSITE:  WWW.HARVESTENERGY.CA
    gray@harvestenergy.ca
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